EXHIBIT 99.1

[ARACRUZ CELULOSE S.A.]


As required by CVM Instruction nr.381/03 and according to further instructions received from CVM, be it informed that, as of this date, Aracruz Celulose S.A. (Aracruz) spontaneously re-filed its DFP form with the Brazilian securities commission (the "Comissao de Valores Mobiliarios"), in which was inserted a statement to the effect that the company responsible for the independent accountancy of Aracruz has rendered further services to the Company.

Aracruz' DFP form had been filed on January 13, 2003, prior to the enactment of the Instruction with which the Company hereby accomplishes.

Further details about the contracts ruling the services rendered to Aracruz by its independent accountants are included in the DFP's latest version, and constitute the only difference from the form previously filed.

Aracruz informs that, prior to contracting any services from its auditors, the Company regularly requests them to pronounce themselves as to any affecting consequence it might cause to the independence and objectiveness necessary to the audit activities, requiring them to formalize their answer to this matter, through the issuance of the statement established in article 3 of CVM Instruction nr. 381/03.

                         Rio de Janeiro, March 31, 2003.



                           Carlos Augusto Lira Aguiar
                             Chief Executive Officer